Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
October 13, 2009	NYSE: SLW

SILVER WHEATON TO RELEASE THIRD QUARTER RESULTS ON

 NOVEMBER 9, 2009

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release third quarter financial results on Monday, November 9, 2009, after market close.

A conference call will be held Tuesday, November 10, 2009, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-231-8191

Dial from outside Canada or the US:

1-647-427-7450

Pass code:

34932154

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-642-1687

Dial from outside Canada or the US:

1-416-849-0833

Pass code:

34932154

Archived audio webcast:

www.silverwheaton.com

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com